Exhibit 99.1

Statement of Executive Compensation

For the Year Ended December 31, 2021

June 17, 2022

Introduction

This Statement of Executive Compensation is filed by Centerra Gold Inc. (“Centerra” or the “Company”) pursuant to Section 11.6 of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators.

Compensation Governance

Human Resources and Compensation Committee Composition

The current members of the Human Resources and Compensation Committee of Centerra (the “HRC Committee”) are Ms. Yurkovich (Chair), Mr. Connor, and Mr. Parrett, each of whom is independent of Centerra. The board of directors of Centerra (the “Board”) has adopted a formal charter for the HRC Committee, which provides that one of the primary purposes of the HRC Committee is to assist the Board in fulfilling its oversight responsibilities in relation to the selection, retention and compensation of the CEO and senior management.

Human Resources and Compensation Committee Expertise

Each of the three HRC Committee members has considerable prior experience in human resources and compensation matters. The specific experience of each HRC Committee member relevant to serving on the HRC Committee is set out below.

•	Ms. Yurkovich has been on the HRC Committee since her appointment to the Board on May 1, 2018 and became Chair of the HRC Committee on October 1, 2019. She has significant compensation experience including overseeing compensation and benefits administration in her current role as President and CEO of the B.C. Council of Forest Industries, as well as in her previous roles as an executive at Canfor Corporation and B.C. Hydro.

•	Mr. Connor spent 38 years practicing public accounting at KPMG, including time spent as the managing partner of the Denver office, where he oversaw compensation matters, including incentive plans for 400 employees. He has also previously served on the compensation committee of Zayo Group Holdings Inc.

•	Mr. Parrett is the Chair of the Board and previously served as the Chair of the HRC Committee from May 1, 2018 until October 1, 2019. Mr. Parrett has significant experience as a public company director and has previously served on the compensation committees of Stillwater Mining Company, Pengrowth Energy Corporation, where he served as chair of the Compensation Committee, and of Gabriel Resources Limited, where he served as chair of the Board of Directors and as chair of its Compensation Committee.

Human Resources and Compensation Committee’s Role in Setting Executive Compensation

The HRC Committee, with the assistance of outside advisors, as appropriate, is involved in setting and reviewing executive compensation in the following ways:

•	It annually reviews the executive compensation programs of the Company’s comparator group to benchmark Centerra’s executive compensation level and practices, including base salaries, and applicable targets for short-term and long-term incentive awards to executives.

•	It annually reviews the Company’s compensation framework to ensure that it is designed to meet the Company’s compensation philosophy and objectives and encourages executives and other employees to carry out the Company’s objectives within the Company’s risk appetite. Such review includes evaluating the relative weighting of fixed and variable (or “at risk”) compensation, such as Performance share units (“PSUs”), restricted share units (“RSUs”) and options (“Options”) to acquire common shares of Centerra (“Shares”).

•	It annually reviews and approves (or recommends to the Board for approval, where required) the Company’s targets for its annual incentive plan, taking into consideration Centerra’s corporate objectives and potential risks that the Company may face or that are inherent in the industry and the Company’s overall risk appetite. The review process is carried out with the involvement of other Board committees, including the Sustainable Operations Committee and the Audit Committee. The HRC Committee also annually reviews, with the assistance of other Board committees, the achievement of such targets.

•	It makes recommendations to the Board regarding compensation and objectives for the CEO.

•	It reviews and approves compensation for the executives who report directly to the CEO.

•	It retains discretion to create, modify or reduce incentive awards, including bonuses, PSUs, RSUs and Options.

•	It reviews ownership requirements in respect of Shares and confirms that executives are compliant with such requirements.

•	It reviews, every two years, the board compensation programs of the Company’s comparator group to benchmark Centerra’s board compensation and makes recommendations to the Board as appropriate.

•	It reviews, as applicable, the Company’s Statement of Executive Compensation and similar public disclosure to ensure transparent disclosure to shareholders, with clear explanations of the process and rationale for pay decisions that demonstrate how pay aligns with Company performance.

Managing Compensation-Related Risk

Annually, the HRC Committee reviews the Company’s compensation policies and practices to assess risks associated with them. This review is conducted by independent external advisors who also provide regular updates to the HRC regarding compensation related risks and corporate governance matters affecting compensation practices.

Centerra uses the following practices to discourage or mitigate excessive risk-taking:

•	Incentive awards are based on multiple metrics, including metrics related to health and safety, environment and sustainability, production and cost metrics and growth. Such awards are based on individual and Company objectives ensuring that awards align with the Company’s priorities for the year;

•	Centerra has mandatory minimum Share ownership requirements for executives and directors;

•	Centerra’s incentive programs provide for deferred vesting of Options, PSUs, and RSUs (Employee RSUs and Discretionary RSUs, as further described below), with overlapping vesting periods, so that executives remain exposed to the risks of their decisions and the vesting periods align with risk realization periods;

•	Centerra utilizes an appropriate compensation mix, including fixed and performance-based compensation, with short and longer-term performance conditions and multiple forms of compensation;

•	Executives have the ability to take all or a portion of their annual incentive payments in Employee RSUs with a Company match – further aligning such executive’s interests with those of shareholders;

•	Incentive awards are reasonable in relation to salary and payouts are capped to ensure there is no unlimited upside;

•	Centerra has a claw-back policy that requires employees to reimburse short and long-term incentive and other awards received due to the unlikely event of irregularities in financial reporting or employee misconduct. The claw-back policy was modified in 2020 to better align with market practices, including confirming the scope of employees and compensation subject to the policy;

•	Centerra has a written corporate disclosure and insider trading policy that, among other things, prohibits directors and employees of Centerra from hedging the value of any equity-based awards or Shares;

•	The HRC Committee may exercise discretion in assessing components of the annual incentive performance; and

•	The HRC Committee retains independent advisors who provide it with an external perspective on best practices in the market relating to executive compensation matters, compensation governance and risk management.

A full review of Compensation-Related Risk is completed by the independent advisor every two to three years and overseen by the HRC Committee The last full review and report was completed in December 2020. The HRC Committee concluded at that time that there were no risks arising from Centerra’s executive compensation programs that are reasonably likely to have a material adverse effect on Centerra. In 2021, the HRC Committee’s independent advisors reviewed, at a high level, the risk associated with the Company’s compensation practices and concluded the same.

Human Resources and Compensation Consultant Fees

The following chart shows the aggregate fees paid to human resources consultants or advisors, or any of their affiliates, for consulting services (excluding purchased surveys) related to determining compensation for any of the Company’s directors and executive officers, for the past two financial years.

	Amounts Paid in 2021		Amounts Paid in 2020
Consultant	Executive Compensation Related Fees	All Other Fees(1)	Executive Compensation Related Fees	All Other Fees(1)
Korn Ferry Hay Group	-	$2,392	-	$3,588
Willis Towers Watson	$146,900	$157,303	$198,608	-
Total	$146,900	$159,695	$198,608	$3,588

(1)	In 2020 and 2021, “All Other Fees” for Korn Ferry Hay Group were related to Black – Scholes valuation pricing. In 2021, “All Other Fees” for Willis Towers Watson were related to consulting services to assist with the creation of a global compensation framework for non-executive roles.

Centerra has engaged WTW (formerly Willis Towers Watson) since 2013 on ad hoc matters. Starting in early 2019, the HRC Committee engaged WTW to be the independent external compensation advisor to the HRC Committee and the Board. In 2021, WTW’s engagement included advising the HRC Committee on the annual review of its comparator group, providing a report on current trends in executive compensation and governance, a review of Director compensation and benchmarking the Company’s compensation for executives.

From time to time, management may also engage WTW to provide consulting services. While neither the Board nor the HRC Committee is required by their mandates to pre-approve other services the HRC Committee consultant or advisor (or any of its affiliates) provides to the Company at the request of management, the Company’s practice has been for the Chair of the HRC Committee to pre-approve such engagements to ensure independence and transparency.

Compensation Discussion and Analysis

Named Executive Officers

This Compensation Discussion and Analysis discusses the compensation of Centerra’s CEO, CFO and its three other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”) in 2021:

Scott Perry	President & Chief Executive Officer
Darren Millman	Vice President & Chief Financial Officer
Daniel Desjardins(1)	Vice President & Chief Operating Officer
Dennis Kwong	Vice President, Business Development and Exploration
Yousef Rehman	Vice President & General Counsel & Corporate Secretary

(1)	Mr. Desjardins retired from the Company on May 4, 2022.

Compensation Philosophy and Objectives

Centerra’s executive compensation program is intended to support the Company’s business and financial objectives, and is designed to attract, retain, and motivate executives and align their interests with the short and long-term interests of Centerra’s shareholders by:

•	providing compensation levels competitive with comparator group companies in the mining industry;

•	linking executive compensation to corporate performance and the creation of shareholder value;

•	promoting prudent risk taking in accordance with the Company’s risk appetite;

•	rewarding the achievement of corporate and individual performance objectives; and

•	promoting internal equity and a disciplined qualitative and quantitative assessment of performance.

Benchmarking Compensation

Compensation Comparator Group

In July and September 2021, the annual review of the group of companies used by the Company as a reference for determining competitive total compensation packages was conducted by the Company’s external advisors. The comparator group is selected from North American-based, publicly traded, gold and diversified metal and mining companies with whom Centerra competes for executive and other professional talent. Key selection considerations include size, operating complexity and international scope, and organizational structure. Following that review and considering the effect that the loss of the Kumtor Mine had on the Company’s financials, the Company revised the comparator group to add Equinox Gold Corp. and to remove three of its largest peers, Agnico Eagle Mines Limited, Kinross Gold Corporation and Kirkland Lake Gold Ltd. With those changes, the Company’s current comparator group comprises the following twelve companies:

Alamos Gold Inc.	Equinox Gold Corp.	Pan American Silver Corp
B2Gold Corp.	IAMGOLD Corporation	Pretium Resources Inc.
Coeur Mining, Inc.	Lundin Mining Corporation	SSR Mining Inc.
Eldorado Gold Corporation	New Gold Inc.	Yamana Gold Inc.

Components of Executive Compensation

Centerra’s compensation program is designed to provide its executive officers with total compensation targeted at the 50th percentile of its comparator group of companies when Company and individual performance objectives are achieved, with the opportunity for additional compensation when performance exceeds predetermined targets.

Centerra’s executive compensation program is comprised of four components:

•	base salary;

•	annual cash incentive plan compensation;

•	mid-term and long-term incentive plan compensation made up of Share-based awards and Options; and

•	employee benefits and executive perquisites, including a Supplementary Executive Retirement Plan (“SERP”) in the form of a Retirement Compensation Arrangement (“RCA”) Trust.

The HRC Committee annually reviews the various elements of compensation to ensure alignment with the goals of Centerra and each executive officer, as well as Centerra’s compensation objectives and philosophy. While the precise proportions of executive compensation will vary from year to year, the HRC Committee and the Board’s compensation philosophy is that most compensation paid to executives should be “at-risk” (annual cash incentive bonus, PSUs, Options, and RSUs where appropriate) to more closely align those executives’ actions and decisions with the interests of the Company’s shareholders. In 2021, 79% of the CEO’s and 71% (on average) of the other NEOs’ total target compensation was received in “at risk” compensation.

Base Salary

Base salary is the principal fixed component of pay and is intended to compensate executive officers for fulfilling their duties, to reflect such executive officer’s responsibilities, tenure and prior experience and assist in the attraction and retention of key executives. Base salaries are the principal basis for establishing the targets for the annual, mid-term and long-term incentive plan awards discussed below.

Executive	2021 Base Salary ($)	2020 Base Salary ($)	Percentage Change
Scott Perry	875,000	815,000	7.4%
Darren Millman	514,800	502,250	2.5%
Daniel Desjardins	496,800	480,000	3.5%
Dennis Kwong	470,000	455,000	3.3%
Yousef Rehman	445,000	430,000	3.5%

Any salary changes for the CEO are recommended annually by the Chair of the Board and the Chair of the HRC Committee, who conduct a formal assessment of the CEO’s performance in the year. The results of the formal assessment are then reviewed with the HRC Committee, and recommendations made to the Board who make the final determination for any salary increase for the CEO. Any salary changes for the other NEOs, all of whom report directly to the CEO, are recommended by the CEO to the HRC Committee who makes the final determination of any salary increase.

For 2022, none of the NEOs salaries will change.

Short-Term Incentives — Annual Cash Bonus Incentives (Non-Equity)

Centerra’s annual cash bonus incentive plan is a short-term incentive plan designed to provide annual cash bonuses based upon the achievement of corporate and individual targets/objectives in the year. Awards are based on the Company’s results achieved during the year and the achievement of predetermined individual targets/objectives. The compensation decisions for NEOs are made using a comprehensive evaluation process that involves the CEO, the HRC Committee and other Board committees (as appropriate) and the Chair of the Board.

NEOs and other eligible employees may elect to take all or a portion of their annual cash bonus incentive in the form of employee restricted share units (“Employee RSUs”) which acts as a mid-term incentive plan. This feature reduces cash payments to executives, while also further aligning executive compensation with sustainable performance as NEOs forego annual cash for equity which vests over time, with the ultimate value reflecting shareholders’ perceptions of performance over that period. For further information relating to Employee RSUs, see “Employee Restricted Share Units (in lieu of Annual Cash Bonus)” starting on page 11.

The 2021 target cash bonus incentive percentages for the NEOs are set out below:

Executive	2021 Base Salary ($)	Target (% of Base Salary)(1)	Target Amount ($)
Scott Perry	875,000	125	1,093,750
Darren Millman	514,800	80	411,840
Daniel Desjardins	496,800	80	397,440
Dennis Kwong	470,000	65	305,500
Yousef Rehman	445,000	65	289,250

(1)	In December 2020, following the annual review of executive compensation in collaboration with Willis Towers Watson, the HRC Committee approved an increase of 5% to the target cash bonuses for all Named Executive Officers, with the exception of the CEO.

The annual cash bonus incentives target percentages are subject to multipliers based on corporate and individual performance during the year and, as such, actual awards may be above or below such targets. Both the corporate and individual performance components of the annual cash bonus incentive measures may range from 0% (if the threshold performance level is not achieved) to 150% (if the stretch performance level is exceeded). However, the maximum aggregate multiplier that can be applied to the annual cash bonus incentive target is capped at two times target, resulting in maximum annual cash bonus incentives of two times a NEO’s target bonus. If a NEO is promoted during the year and the bonus target changes, the bonus target is pro-rated for the purpose of determining the NEO’s annual cash bonus incentive payment at year end.

The formula set out below is used to determine actual cash bonus awards for participants, including the NEOs. Other than base salary, which is discussed above, each element of this formula is discussed below.

Base Salary	X	Target Cash Bonus (% of Base Salary, varies by NEO)	X	Corporate Performance Multiplier (0.0-1.5)	X	Individual Performance Multiplier (0.0-1.5)	=	Actual Cash Bonus (0.0-2.0)

Corporate Performance

At the beginning of each year, the Board and management agree on financial, operational and strategic objectives for the year which are based upon a number of factors, including Centerra’s annual and long-term business strategy and its overall risk appetite. At the conclusion of each year, the HRC Committee assesses actual performance against these objectives. Centerra’s 2021 corporate performance measure was based upon the following performance categories for cash bonus incentive plan purposes:

•	environmental, social and governance (health, safety and sustainability performance) (25%);

•	operating and financial performance (55%); and

•	growth and value creation (20%).

If Centerra meets each of the targeted performance measures, the corporate performance multiplier is 1.0. If the stretch performance is achieved or exceeded for each of the corporate performance measures, the corporate performance multiplier is 1.5. If the minimum performance is not achieved for a particular corporate performance measure, no amount is payable for that measure.

In 2021, the HRC Committee performed a thorough review of the year’s performance which was one of the most challenging in the history of Centerra. In addition to the lingering effects of the COVID-19 pandemic, the organization faced unprecedented challenges from the illegal seizure of the Kumtor mine by the Kyrgyz Republic Government in May 2021. These events made the evaluation of 2021 corporate performance exceedingly difficult. The HRC Committee considered, with the advice of its independent compensation advisers, various alternative approaches to evaluate company performance, including different scenarios with recalibrated 2021 targets (including and excluding the Kumtor mine). While acknowledging that Centerra’s overall performance in 2021 was overshadowed by the significant loss of shareholder value resulting from the seizure of the Kumtor mine, the HRC Committee also considered that the corporate performance multiplier impacts the annual incentive of employees at all levels of the organization. As a result, a decision was made to recalibrate Centerra’s 2021 performance objectives to include the Kumtor mine results until the date of the seizure consistent with the treatment of the seizure in the 2021 annual financial statements and the Company’s corporate annual performance was assessed against these revised targets. The HRC Committee used its discretion to cap the corporate performance score to 1.0.

A summary of the 2021 results as well as a discussion of 2021 corporate performance is set out below.

Environmental, Social and Governance –

•	The Company realized several significant safety milestones including those that were recognized for achieving numerous health and safety exposure hours without incurring any lost time injuries. However, Centerra experienced a total reportable injury frequency rate that was below the minimum targeted performance levels and hence a zero score was assigned;

•	Centerra performed well against 2021 targets for environmental incidents and advanced its progress in social and governance initiatives. The Company’s year two requirements for the World Gold Council Responsible Gold Mining Principles (RGMP) implementation were achieved, with RGMP self-assessments completed, a Company-wide roadmap to conformance signed off by the executive team, and year two assurance completed; and

•	Significant progress was made in our Diversity, Equity and Inclusion (“DE&I”) journey with a global current state assessment completed, recommendations presented and the creation of global and regional strategies underway.

Operating and Financial Performance – The Company’s operational performance was as follows:

•	Full year 2021 gold production of 447,971 ounces, which was higher than the maximum performance target of 441,406 ounces. Kumtor produced 139,830 ounces until May 2021, Mount Milligan produced 196,438 ounces of gold and Öksüt produced 111,703 ounces of gold;

•	Full year 2021 copper production of 73.3 million pounds, slightly below the targeted objective of 75.7 million pounds; and

•	Adjusted all-in sustaining costs on a by-product basis per ounce sold (excluding revenue based taxes)[1] of US$803, which was lower than the maximum performance target of US$913; and

•	Operating cash flow of US$392 million during the year, which was above the maximum targeted Company-wide objective of US$390 million.

Growth and Value Creation –

•	Centerra released updated mineral reserve and mineral resources estimates for the Mount Milligan Mine, the Öksüt Mine and the Kemess Property as of December 31, 2021 which resulted in the achievement of maximum target performance;

•	The Company successfully refinanced its $400 million revolving line of credit; and

•	Centerra was unable to achieve a net asset value proposal for the Kemess asset and hence did not meet this objective in 2021.

[1]	All-in sustaining costs on a by-product basis is a non-GAAP financial measure and all-in sustaining costs on a by-product basis per ounce sold is a non-GAAP ratio in accordance with National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. These specified financial measures do not have any standardized meaning prescribed by under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS. For further information on all-in substantiating costs on a by-product basis per ounce, including a reconciliation to the nearest IFRS measure, see “Non-GAAP and Other Financial Measures” of the Company’s Management, Discussion & Analysis for the quarter ended March 31, 2022, which is incorporated by reference herein and a copy of which is available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2021 Corporate Objectives – Results

2021 Annual Incentive Plan

Metrics	Weight	50%	100%	150%	2021 Final Result	Final Weighted Score
1. Environmental Social Governance	25%					
Safety: Total Reportable Injury Frequency Rate (TRIFR) [1]	15.00%	0.49	0.41	0.21	0.69	0.00%
Environment: Incidents By Risk Ranking: Level III Level IV Level V	5.00%	 1 1 0	 1 0 0	 0 0 0	 0 0 0	5.00%
World Gold Council Responsible Mining Principles Implementation	1.25%	Continued roll-out of World Gold Council Responsible Gold Mining Principles, including Executive sign-off on task-resource action planning road maps for the three operating sites	Continued roll-out of World Gold Council Responsible Gold Mining Principles, including Executive sign-off on task-resource action planning road maps for the three operating sites and receipt of positive independent assurance at one site during the 2020-to-2021 period	Continued roll-out of World Gold Council Responsible Gold Mining Principles, including Executive sign-off on task-resource action planning road maps for the three operating sites and receipt of positive independent assurance at two sites during the 2020-to-2021 period	The year 2 requirements for the World Gold Council RGMP implementation were achieved. The RGMP self-assessments have progressed, an RGMP progress report has been disclosed and a company-wide roadmap to conformance has been signed off by the executive team. Assurance for year 2 will be conducted in Q1 2022 in time for the WGC deadline of March 31, 2022. A new assurance provider has been identified to conduct the review.	1.25%
Climate Change Policy	1.25%	Completion of climate change strategy, including an internal policy by Q3 2021	Completion of climate change strategy and subsequent presentation to Centerra Board, including an internal policy and setting of KPIs and targets by Q4 2021	Completion of climate change strategy and public disclosure of climate policy, KPIs and targets by Q4 2021	Initiative was deferred to 2022 following the Kumtor Mine seizure and internal management changes.	0.00%
Human Rights Policy	1.25%	Completion and socialization of Human Rights Standard across Centerra by Q3 2021	Implementation of Human Rights Standard across Centerra and completion of year 1 human rights training by all operating sites by Q4 2021	Implementation of Human Rights Standard across Centerra, completion of year 1 human rights training by all sites and release of Centerra's first CEO Human Rights Statement by Q4 2021	The draft human rights policy has been incorporated with a broader social performance policy. Internal review and final approval is expected in early 2022. Human rights employee training program and human rights due diligence program are being planned for 2022.	0.00%
Diversity & Inclusion	1.25%	Company-wide Diversity & Inclusivity assessment (15 month program). Progress to be monitored through Management's Global Diversity & Inclusivity Council. Review and present milestone metrics to the HRCC at each quarterly meeting.	Company-wide Diversity & Inclusivity assessment (15 month program). Progress to be monitored through Management's Global Diversity & Inclusivity Council. Review and present milestone metrics to the HRCC at each quarterly meeting.	Company-wide Diversity & Inclusivity assessment (15 month program). Progress to be monitored through Management's Global Diversity & Inclusivity Council. Review and present milestone metrics to the HRCC at each quarterly meeting.	Under budget and on schedule based on project plan milestones	1.25%
2. Operating & Financial Performance	55%					
Gold Production	25.00%	336,309	420,386	441,406	447,971	37.50%
Copper Production (000's pounds)	5.00%	60,593	75,741	79,528	73,275	4.84%
All-in Sustaining Cost Per Ounce Sold (US$/oz) - By-Product @ Cu $3.16/lb	5.00%	$1,006	$958	$913	$803	7.50%
Operating Cash Flow (US$MM's) - Gold Price of $1,750/oz & Copper Price of $3.16/pound [2]	20.00%	$297	$372	$390	$392	30.00%
3. Growth & Value Creation	20%					
US$400MM Refinancing (Revolving Line of Credit Refinancing)	5.00%	Complete	Q1-2021	Q1-2021 (and availability for shareholder distributions of US$340MM plus in 2021 assuming sale of Greenstone)	Available to drawdown in Q1/2021. Signed first amendment Mar 31, 2021 to allow for the availability of $340MM of distributions to shareholders (Greenstone sale)	7.50%
Kemess - Strategic Evaluation (Divestment)	5.00%	Q4-2021	> Net Asset Value Proposal Received	15% > Net Asset Value Proposal Received & Approved	Did not meet this objective	0.00%
Organic Gold Equivalent Ounces Resource Growth (Inferred or Better)	10.00%	206,000	350,000	556,000	Maximum Target Met	15.00%
Total:	100%					109.84%
					HRCC Discretion Applied	-9.84%
					FINAL	100.00%

Notes:

1. *TRIFR will be "penalized" (i.e. the frequency rate number will actually increase as opposed to it reducing) by the Severity Rate of the injuries. A Fatality will reduce score to Zero for Safety.*

2. *Operating cash flow excludes working capital movements*

The quantitative approach above compares 2021 results against recalibrated targets that exclude the Kumtor mine from the date of seizure. Although this assessment resulted in a corporate performance multiplier of 1.0984%, the HRC Committee did not consider that to be a reasonable outcome given the loss of shareholder value following the seizure of the Kumtor mine. Consequently, the HRC Committee applied discretion to cap the 2021 corporate performance multiplier at 1.00.

2021 Individual Performances

Annually, all executives, including the CEO, establish individual performance objectives for the ensuing year. These objectives are generally outside the scope of routine work responsibilities and are designed to reflect Centerra’s strategic objectives and overall risk appetite.

The CEO’s individual performance for the purpose of the annual incentive plan cash bonus is based upon performance against a predetermined set of objectives. This performance rating is based upon input from the Chair of the Board, the Chair of the HRC Committee, members of the HRC Committee and Chairs of other committees, as appropriate. This rating and the resultant incentive compensation amount are recommended by the HRC Committee to the Board for approval.

The CEO annually provides the Chair of the HRC Committee with individual performance assessments for each of the executives who directly report to him, including the other NEOs. The HRC Committee reviews the recommendations and approves the individual performance scores, with such changes as it considers necessary, for such direct reports of the CEO, taking into account the various factors noted below. Specifically, in assessing individual performance in the context of making executive compensation recommendations, the HRC Committee considers each executive officer’s:

•	contributions to Centerra’s overall performance;

•	individual performance relative to pre-established goals;

•	long-term performance and potential for future advancement or ability to assume roles of greater responsibility; and

•	position against compensation paid to executives in similar roles in our peer group.

In assessing each individual NEO’s performance, the HRC Committee and the Board considered the individual achievements of each NEO as compared to their individual objectives.

Mr. Perry’s individual performance in 2021 was evaluated based on, among other things, production and all-in sustaining costs across the operations during the COVID-19 pandemic, navigating the challenges arising from the seizure of the Kumtor mine, continuing to effectively manage employee engagement; implementing critical controls as a health and safety indicator and working to improve global safety performance, and continued talent development in his senior leadership team. Mr. Perry continued to develop strong relationships with investor groups through meetings and presentations. Mr. Perry was also responsible for the continued roll-out and expansion of Centerra’s DE&I initiatives and talent management and succession programs.

Mr. Millman’s individual performance in 2021 was evaluated based on, among other things, completing the successful listing of the Company on the New York Stock Exchange (NYSE), delivering a global IT system roadmap, enhancing the reach of the Company’s investor relations activities and developing succession planning and talent development plans for the Finance group.

Mr. Desjardins’ individual performance in 2021 was evaluated based on, among other things, ensuring operations continue uninterrupted throughout the COVID-19 pandemic and leading the Company’s response to the COVID-19 pandemic, receiving Mount Milligan’s water permit approvals, improving safety performance across all sites, and actively supporting DE&I initiatives.

Mr. Kwong’s individual performance in 2021 was evaluated based on, among other things, reviewing and advising on acquisition/divestment opportunities, rolling out critical control processes for exploration drilling across the Company, developing a pipeline of new greenfield exploration projects as well as advancing brownfield exploration programs to incrementally increase the Company’s mineral reserves and resources and actively supporting DE&I initiatives.

Mr. Rehman’s individual performance in 2021 was evaluated based on navigating the challenges arising from the seizure of the Kumtor mine, legal support on business development initiatives, establishing the NYSE dual listing, receiving Mount Milligan’s water permit approvals, and actively supporting DE&I initiatives.

Overall, the CEO and each NEO achieved and/or exceeded performance against their individual goals. However, for the reasons described above, the HRC Committee and the Board used discretion to limit the CEO’s individual performance assessment at 85% and for all other named executive officers at 100%.

Overall Results of Annual Cash Bonus Incentive Awards

A summary of the 2021 annual cash bonus incentive awards for each NEO is set out in the table below:

Executive	Target (% of Base Salary)	Target Amount ($)	Corporate Performance Multiplier (%)	Actual Individual Performance Multiplier (%)(1)	Actual Incentive Amount ($)(2)	Actual Incentive (% of Base Salary)
Scott Perry	125%	1,093,750	100	85	929,688	106
Darren Millman	80%	411,840	100	100	411,840	80
Daniel Desjardins	80%	397,440	100	100	397,440	80
Dennis Kwong	65%	305,500	100	100	305,500	65
Yousef Rehman	65%	289,250	100	100	389,250	65

(1)	As described above, to align with shareholder interests, the HRCC used its discretion to cap the CEO’s individual performance multiplier at 85% and all other NEO individual performance multipliers at 100%.

(2)	As further described above and below, a portion of the Annual Incentive Award can be taken by NEOs as Employee RSUs.

Mid-term and Long-term Incentives

Centerra’s mid-term and long-term incentive programs typically consist of annual grants of PSUs awarded under its Performance Share Unit Plan (“PSU Plan”) and Options awarded under its Share Option and Share Appreciation Rights Plan (“Option Plan”). The PSU Plan and the Option Plan are administered by the HRC Committee. PSUs are awarded by the HRC Committee, and Options are awarded by the Board upon the recommendation of the HRC Committee. Prior grants are not considered when considering new grants of PSUs and Options. The HRC Committee and the Board target the grant of mid-term and long-term incentives as a percentage of the participant’s base salary, with the percentage reflecting the level of responsibility of the participant and other factors. The form of the incentive award (whether PSUs, Options or other) for each executive is at the discretion of the Board, although the Company’s practice has been to divide the award value equally between PSUs and Options.

Performance Share Units

Centerra’s PSU Plan is a mid-term incentive plan that permits Centerra to grant PSUs to its employees and executive officers. The purpose of the PSU Plan is to align the interests of plan participants with Centerra’s performance in increasing shareholder value over the medium term, especially in comparison with other gold companies included in the S&P/TSX Global Gold CAD$ Index as measured through its Total Return Index Value (the “TRIV”). The PSU Plan provides a staggered vesting schedule over three years whereby 50% of the PSUs vest on December 31 of the year following the grant year (end of year 2), and the remaining 50% of the PSUs vest on December 31 of the subsequent year (end of year 3). At the time of vesting, the number of PSUs will be adjusted according to the Share price performance relative to the TRIV in accordance with the table below and calculated on a linear basis between the points in the table.

Centerra Performance Relative to TRIV	PSU Vesting Adjustment
Greater than 1.5	200%
Between 1.0 and 1.5	Linear calculation
1.0	100%
Between 1.0 and 0.75	Linear calculation
Below 0.75	0%

PSUs are automatically redeemed at the time of vesting for the cash equivalent of a Share based upon its fair market value (as defined in the PSU Plan) immediately prior to vesting of the PSUs or, at Centerra’s election, a Share purchased on the open market. PSUs cannot be redeemed by a participant unless they have vested in accordance with their terms. If dividends are paid on the Shares, additional PSUs are credited to participants’ accounts. The number of additional PSUs credited to participants’ accounts is determined by dividing the dollar amount of the dividends payable in respect of the PSUs allocated to the participant’s account by the fair market value of a Share calculated as of the dividend payment date.

Target percentages of PSUs issued to NEOs in 2021 are set out in the table below.

Executive	2021 PSU Target(1) (% of Base Salary)
Scott Perry	125%
Darren Millman	90%
Daniel Desjardins	90%
Dennis Kwong	80%
Yousef Rehman	80%

(1)	The number of PSUs awarded is determined by dividing the target value of the grant by the five-day volume-weighted average price (“VWAP”) as of the grant date.

Share Options

The purpose of Centerra’s Option Plan is to link employee performance with successful, sustained long-term Company performance that increases shareholder value. The Option Plan is also designed to assist in the retention of key employees. The HRC Committee designates the recipients of Options and the terms and conditions of each grant and grants are approved by the Board. Options are granted at prices no lower than the VWAP, in Canadian dollars, of Centerra’s Shares on the TSX for the five trading days prior to the date of the grant. The number of Options awarded is based upon a target percentage of a participant’s base salary and the Black-Scholes value of an Option. The target percentage varies depending upon the participants’ level of responsibility. The amount and terms of outstanding PSUs, Options and share appreciation rights, if any, are not taken into account when determining whether and how many new Option grants will be made.

Options granted under the Option Plan are non-transferable, other than by will or the laws of descent and distribution. Options must be exercised no later than eight years after the date of the grant. Options vest as to one-third on each of the first, second and third anniversaries of the grant. The Option Plan provides for the term of Options that would otherwise expire during a blackout period to be automatically extended to 10 business days following the end of a blackout period. All Options that expire or are forfeited unexercised are available for future issuances under the Option Plan.

A maximum of 18,000,000 Shares have been made available for issuance upon exercise of Options granted under the Option Plan, representing 6.07% of Centerra’s weighted average number of Shares outstanding for 2021. Under no circumstances may the Option Plan, together with all of Centerra’s other Share compensation arrangements, result in: (i) the number of securities issuable to insiders, at any time, exceeding 10% of the outstanding issue of Shares; (ii) the number of securities issued to insiders within any one-year period exceeding 5% of the outstanding issue of Shares; or (iii) the number of securities issued or issuable to any one person exceeding 5% of the outstanding issue of Shares.

The HRC Committee may amend, suspend or terminate the Option Plan at any time, provided that no amendment, suspension or termination may materially adversely affect any Options or rights granted to a participant without the participant’s consent. In addition, the following amendments to the Option Plan, or to Options granted thereunder, require shareholder approval: (i) amendments to the number of Shares issuable under the Option Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage; (ii) amendments that increase the length of the period after a blackout period during which Options or any rights pursuant thereto may be exercised; (iii) amendments that would reduce the exercise price of an Option or that would result in the exercise price for any Option being lower than the fair market value of a Share at the time the Option is granted, except a reduction in connection with any stock dividend, stock split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution, or other change in the capital of Centerra affecting Shares; (iv) any amendment expanding the categories of eligible person which would have the potential of broadening or increasing insider participation; (v) amendments to termination provisions providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of an Option expiring during a blackout period; (vi) the addition of any other provision which results in participants receiving Shares while no cash consideration is received by Centerra; and (vii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

If a participant in the Option Plan dies, Options which have vested will be exercisable for a period of one year by the participant’s legal representatives. Options not vested will expire. Options may not be transferred or assigned other than by will or the laws of descent and distribution. If a participant retires or becomes disabled, unvested Options will continue to vest and vested Options will continue to be exercisable in both cases for a period of three years from the date of retirement or disability, and all Options which are not exercised expire. If a participant ceases to be eligible under the Option Plan for any other reason, except due to a change in control of Centerra, each Option held by the participant which is unvested will be cancelled immediately and each Option that is vested as at the date the participant ceases to be eligible under the Option Plan may be exercised during the period commencing on such date the participant ceases to be eligible and ending 90 days thereafter, after which time all unexercised Options held by the participant will expire. In the event of a change of control, all Options will vest immediately, and the participant may exercise his or her Options for a period of 90 days (or such longer period set out in any employment contract) after the change of control following which unexercised Options will expire.

Target percentages for Options issued to NEOs in 2021 are set out in the table below.

Executive	2021 Option Target(1) (% of Base Salary)
Scott Perry	125%
Darren Millman	90%
Daniel Desjardins	90%
Dennis Kwong	80%
Yousef Rehman	80%

(1)	The corresponding number of Options is determined by dividing the target value of the option grant by the product of the VWAP, in Canadian dollars, of Centerra’s Shares on the TSX for the five trading days immediately preceding the date of the grant and the Black-Scholes option value which an independent compensation consulting firm prepares for Centerra prior to each grant.

Amended and Restated Restricted Share Unit Plan - Employee RSUs

Employee Restricted Share Units (in lieu of Annual Cash Bonus)

Under the Amended and Restated Restricted Share Unit Plan (“RSU Plan”), eligible employees, including all members of senior management may decide to take all or a portion of their annual cash bonus incentive in the form of Employee RSUs. This election can be made by the end of the first quarter of the calendar year in respect of which such cash bonus incentive payment relates. Employee RSUs have different attributes from Director Restricted Share Units (“Director RSUs”) and any grant by the Board of discretionary RSUs (“Discretionary RSUs”), but all are granted pursuant to the terms of the RSU Plan.

The number of Employee RSUs to be granted to each individual shall be determined by dividing (a) the value of the cash bonus incentive being taken as RSUs by (b) the market value (the VWAP of Centerra’s Shares on the TSX for the five trading days immediately prior to the grant date) of a Share as at the award date, rounded to the nearest whole of an Employee RSU. If a dividend is paid on the Shares, each participant will be allocated additional Employee RSUs equal in value to any dividend paid on the Shares multiplied by the number of Employee RSUs held by the participant, divided by the market value of the Shares on the date that the dividend is paid.

In accordance with the Company’s RSU Plan, for every two Employee RSUs granted to an eligible employee in lieu of a bonus-incentive, the Company will grant an additional Employee RSU to such eligible employee.

All Employee RSUs granted to eligible employees are subject to a two-year vesting period; 50% of the Employee RSUs granted vest upon the first anniversary of the grant date, and the remaining 50% vest on the second anniversary of grant date. Given the two-year vesting period, these Employee RSUs serve as a retention incentive for such executives and as an additional method of aligning executive compensation with the interests of shareholders. Upon redemption of an Employee RSU, Centerra shall issue from treasury one Share for each whole vested RSU being redeemed.

If an eligible employee’s employment with the Company or any of its subsidiaries ceases as a result of death, disability, retirement, termination without just cause or circumstances constituting constructive dismissal, all Employee RSUs held by such participant shall vest immediately and can be redeemed by the eligible employee within one year from the termination date. If an eligible employee resigns from the Company or one of its subsidiaries or is terminated for just cause, all unvested Employee RSUs held by such participant shall automatically be terminated and vested Employee RSUs held by such participant may be redeemed within one year from such resignation or termination.

For further information regarding the number of Shares reserved for issuance under the RSU Plan and the administration of the RSU Plan, see “Director Compensation – Amended and Restated Restricted Share Unit Plan – Director RSUs” on page 21.

The following sets out the percentage of each NEO’s 2021 annual incentive payment (awarded in 2022) taken in the form of Employee RSUs:

Executive	% of Annual Incentive taken in Employee RSUs
Scott Perry	100%
Darren Millman	50%
Daniel Desjardins	100%
Dennis Kwong	50%
Yousef Rehman	100%

Discretionary Restricted Share Units

The RSU Plan also permits discretionary grants of RSUs (Discretionary RSUs) to directors, executive officers and eligible employees on such terms and conditions as the Board may determine, provided that: (i) the aggregate annual value of any Discretionary RSUs granted to any non-employee director of the Company or any of its subsidiaries shall not exceed $150,000, and (ii) the number of Shares that may be issued pursuant to Discretionary RSUs granted to non-employee directors of the Company or any of its subsidiaries may not exceed 1% of the outstanding Shares.

The number of Discretionary RSUs to be granted to each individual shall be determined by dividing (a) the amount of the remuneration to be credited in RSUs on the award date by (b) the fair market value (the VWAP of Centerra’s Shares on the TSX for the five trading days immediately prior to the grant date) of a Share as at the award date, rounded to the nearest whole of a Discretionary RSU. If a dividend is paid on the Shares, each participant will be allocated additional Discretionary RSUs equal in value to any dividend paid on the Shares multiplied by the number of Discretionary RSUs held by the participant, divided by the market value of the Shares. Other terms and conditions of the Discretionary RSUs, including a vesting schedule and redemption conditions, are to be determined by the Board.

For further information regarding the number of Shares reserved for issuance under the RSU Plan and the administration of the RSU Plan, see “Director Compensation – Amended and Restated Restricted Share Unit Plan – Director RSUs” on page 21.

Employee Share Purchase Plan

In 2017, Centerra established an Employee Share Purchase Plan (“ESPP”) in which eligible employees, including NEOs, are entitled to participate by making contributions of up to 10% of their base salaries. The ESPP is intended to motivate eligible employees to acquire Shares in a convenient manner, to encourage employee Share ownership and to align employees’ interests with the interests of the shareholders. Unless otherwise determined by the HRC Committee, participation in the ESPP is open to full time and permanent part-time employees (who have completed three continuous months of employment) of the Company and any of its subsidiaries. Participation in the ESPP is voluntary.

To participate in the ESPP, an eligible employee authorizes payroll deductions in an amount between 1% and 10% of his or her eligible compensation to be contributed to the ESPP, provided that a participant may not purchase more than 15,000 Shares pursuant to the ESPP in any calendar year. Such contributions will be used to purchase Shares at the end of each quarterly contribution period.

Centerra contributes to a participant’s ESPP account an amount equal to 25% of such participant’s payroll contributions during a contribution period. On the last trading day of each contribution period, the participant’s contributions and the related employer contributions to the ESPP are used to purchase the maximum number of whole Shares that can be purchased either by way of market purchase or issuance from treasury. Where such purchases are satisfied by the Company through the issuance of Shares from treasury, the number of Shares will be determined by dividing the participant’s contribution plus the employer contribution by the five-day VWAP of the Shares on the TSX on the award date. No fractional Shares may be awarded. Cash dividends, if any, paid with respect to Shares held in the ESPP accounts will be automatically reinvested in Shares. To date, all Shares issued to participants under the ESPP have been issued from treasury.

The total number of Shares available for issuance under the ESPP is 5,000,000. Shares purchased under the ESPP may be issued from treasury or acquired on the open market. Under no circumstances may the ESPP, together with all of Centerra’s other security-based compensation arrangements, result in (a) the number of Shares issuable pursuant to the ESPP and/or other units or stock options to any one person exceeding 5% of the outstanding Shares; or (b) the number of Shares (i) issuable to insiders at any time or (ii) issued to insiders within any one-year period, exceeding 10% of the outstanding Shares.

Upon termination of employment for any reason, a participant is no longer an eligible employee under the ESPP and will be withdrawn from the ESPP. Upon withdrawal from the ESPP, all payroll deductions from the ESPP that have not been used to purchase Shares will be returned to the participant or his or her executor, administrator or designated beneficiary. No payroll deductions, contributions or any rights to receive Shares under the ESPP may be assigned or transferred other than by will or the laws of descent and distribution.

The ESPP is administered by the HRC Committee, subject to the HRC Committee reporting to the Board of Directors on all matters requiring approval of the Board of Directors. The HRC Committee has the authority, in the case of specified capital reorganizations affecting the Company, to determine appropriate equitable adjustments, if any, to be made under the ESPP, including adjustments to the number of Shares which have been authorized for issuance under the ESPP. The HRC Committee may make amendments to the ESPP without shareholder approval, except for the following amendments: (i) increasing the number of Shares reserved for issuance under the ESPP; (ii) removing or exceeding the insider participation limits; (iii) extending eligibility to participate in the ESPP to non-employees; (iv) reducing the purchase price payable for Shares under the ESPP; (v) increasing the employer contributions permitted under the ESPP; (vi) changing the amendment provisions of the ESPP; or (vii) other amendments that require shareholder approval under applicable law or stock exchange rules.

Other Benefits and Perquisites

Centerra provides competitive employee benefits and executive perquisites to aid in the attraction and retention of key executives. Centerra’s group benefits package includes life, health, dental, disability and accidental death and dismemberment coverage. Centerra’s NEOs are eligible for the same group benefits package as non-executive employees, except that NEOs participate in the Supplemental Executive Retirement Plan (“SERP”) instead of the employee group retirement savings plan. The Company’s annual contributions to the SERP are twelve percent (12%) of eligible earnings, where eligible earnings are defined as the prior year’s base salary plus annual incentive, capped at the target incentive amount. Executives also receive a quarterly perquisite allowance ($10,000 for the CEO and $8,750 for all other NEOs) as well as an annual medical exam, paid for by Centerra.

Executive Share Ownership

The Board believes that executive officers, including the NEOs, should hold a significant ownership interest in Centerra in order to align their interests with those of Centerra’s shareholders, focus executives on improving total shareholder returns over time and mitigate compensation related risks. As a result, the Board has adopted a Share ownership policy setting forth Share ownership expectations applicable to executive officers.

The CEO is required to attain a level of Share ownership equivalent to 3 times basic annual salary. All other executive officers are required to attain a level of Share ownership equivalent to 1.5 times basic annual salary. Executive officers must fulfill their Share ownership requirement within five years of becoming subject to the executive Share ownership policy. A minimum of one-third of the required level of Share ownership must be met through the ownership of Shares. The balance of the required level of Share ownership can be achieved through PSUs held pursuant to Centerra’s PSU Plan, Employee RSUs or Discretionary RSUs held pursuant to Centerra’s RSU Plan, and any other equity plan as determined by the HRC Committee (currently no additionally identified plans). Options are not included in the calculation of an executive’s Share ownership.

When calculating the value of executive Share ownership, Shares are valued at the higher of cost at acquisition (the “Acquisition Value” for Shares) and current fair market value (the “Market Value” of Shares), PSUs are valued based on the intended value at the time of grant, and Employee RSUs are valued based on the value of the annual incentive plan (bonus) directed by the executive to purchase RSUs plus the value of additional Employee RSUs issued by the Company as a Company match under the RSU Plan.

Performance Graph

The following graph compares the cumulative shareholder return for $100 invested in Shares from December 31, 2016 to December 31, 2021. Centerra’s executive compensation mix provides approximately half of total compensation through mid-term and long-term incentives that are directly tied to the Share price, either through PSUs, RSUs or Options. Therefore, executive compensation is highly sensitive to the performance of Share value. As a result, when our Shares out-perform Centerra’s comparators (measured via the S&P/TSX Global Gold Index — TRIV), the PSU Plan is expected to pay above target and most Options are expected to be “in-the-money”. Conversely, when the Shares under-perform Centerra’s comparators, the PSU Plan is not expected to pay out and most Options are not expected to be “in-the-money”. The closing price of the Shares on the TSX on December 31, 2021 was $9.75.

Compensation Paid to Named Executive Officers in 2021

Summary Compensation Table

The Summary Compensation Table set out below and the related footnotes present information about the compensation of Centerra’s “Named Executive Officers” (determined in accordance with applicable rules). Compensation awarded to, earned by, paid or payable to each NEO is payable in Canadian dollars.

Name and Principal Position	Year	(a) Salary(1) ($)	(b) Share- based awards(2) ($)	(c) Option- based awards(3) ($)	(d) Non-equity incentive plan compensation(4) ($)	(e) Pension value(5) ($)	(f) All other compensation(6) ($)	(g) Total compensation ($)
Scott Perry	2021	875,000	1,093,750	1,093,750	929,688	216,563	614,916	4,823,667
President & Chief	2020	815,000	1,018,750	1,018,750	1,066,593	220,050	705,436	4,844,579
Executive Officer	2019	780,000	975,000	975,000	1,086,640	210,600	585,995	4,613,235
Darren Millman	2021	514,800	463,320	463,320	411,840	111,197	202,400	2,166,877
Vice President &	2020	502,250	452,025	452,025	381, 121	105,473	180,135	2,073,029
Chief Financial Officer	2019	490,000	441,000	441,000	416,173	102,900	142,263	2,033,336
Daniel Desjardins(7)	2021	496,800	447,120	447,120	397,440	107,309	277,672	2,173,461
Vice President & Chief	2020	480,000	432,000	432,000	392,743	100,800	301,072	2,138,615
Operating Officer	2019	392,497	176,624	176,624	215,818	n/a	0	961,563
Dennis Kwong	2021	470,000	376,000	376,000	305,500	93,056	155,312	1,775,868
Vice President, Business	2020	455,000	364,000	364,000	271,410	87,165	137,706	1,679,281
Development & Exploration	2019	435,000	348,000	348,000	300,251	83,520	113,283	1,628,054
Yousef Rehman	2021	445,000	356,000	356,000	289,250	88,110	217,977	1,752,337
Vice President, General	2020	430,000	344,000	344,000	265,576	82,560	128,835	1,594,971
Counsel & Corporate Secretary	2019	400,000	320,000	320,000	291,290	76,800	108,398	1,516,488

(1)	Amounts indicated represent actual base salary received in the applicable year.

(2)	Share-based units awarded are (i) PSUs which are valued based on the grant date fair market value of a Share — defined as the 5-day VWAP for a particular period of time. This valuation methodology is used because Centerra believes the fair market value is a reasonable reflection of the intended value, given that holders of these awards are affected by Share price movement and dividends in a similar manner as shareholders are affected by such events. The values provided in this table for PSUs and Employee RSUs is the same as the accounting fair value treatment.

(3)	Option-based awards are valued at the date of the grant using the Black-Scholes option pricing model, which Centerra has chosen because it is one of the most common valuation methodologies for options. The value is determined by an external compensation consultant each year. These values are meant to reflect the value the Board intended to deliver rather than the potential accounting expense, and therefore the assumptions used in these two calculations may differ. For comparison purposes, the corresponding accounting fair values for the Option-based awards for 2021, 2020 and 2019 respectively, were as follows: Scott Perry $805,795, $637,313 and $565,640; Darren Millman $341,339, $282,777 and $255,842; Daniel Desjardins $329,405, $270,250 and $105,138; Dennis Kwong $277,009, $227,710 and $201,890; and Yousef Rehman $262,274, $215,199 and $185,645.

(4)	Amounts indicated represent annual incentive bonus earned in the year but paid in the following year. The amounts indicated include any portion of annual incentive bonuses that were taken by individual NEOs in the form of Employee RSUs (which are subject to a two-year vesting period). This amount does not include the dollar value of Employee RSUs matched by the Company which is included in column (f) as more fully described in note (6) below. The Company does not have any non-equity incentive plans related to a period longer than one year except for the PSU Plan which are reflected in column (b) but for greater certainty, the vesting of PSUs does not result in the issuance of treasury Shares.

(5)	SERP contributions are earned in one year and contributed in the following year. Amounts in the table reflect the annual SERP contributions earned by each NEO in the relevant year.

(6)	Amounts represent: (i) the aggregate amount of perquisites received in the year; (ii) the dollar value of any additional PSUs & RSUs granted in the year as a result of a dividend distribution (which are not included in column (b)); and (iii) the dollar value of Employee RSUs matched by the Company to NEOs who elected to receive all or a portion of their annual incentive payment in Employee RSUs (see further details below). These RSUs are in respect of the annual incentive bonus earned in the year but paid in the following year (similar to amounts reflected in column (d)). This figure does not include group benefits which are generally available to all employees of the Company. The dollar amounts for the Employee RSUs contributed (matched) by the Company to the NEOs under the RSU Plan are as follows: Scott Perry: $464,844 (2021), $533,296 (2020), and $543,320 (2019); Darren Millman: $102,960 (2021), $95,280 (2020), and $104,043 (2019); Daniel Desjardins: $198,720 (2021), $196,371 (2020), and $0 (2019); Dennis Kwong: $76,375 (2021), $67,852 (2020), and $75,063 (2019); and Yousef Rehman: $144,625 (2021), $72,823 (2020), and $62,843 (2019). All Employee RSUs are subject to a two-year vesting period – 50% vest on the first anniversary date of grant, and the remaining 50% vest on the second anniversary date.

(7)	As Mr. Desjardins was paid in US dollars prior to his promotion to Vice President & Chief Operating Officer on January 1, 2020, all dollar amounts indicated for Mr. Desjardins prior to 2020 have been converted from USD to CAD using the average exchange rate from the Bank of Canada for the applicable year, in this case 1.3269 for amounts received in 2019.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all incentive plan awards for each NEO outstanding as at December 31, 2021.

	Option-based Awards				Share-based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date(2)	Value of unexercised in-the- money options(3) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of Share- based awards that have not vested(4) ($)	Market or payout value of vested Share- based awards not paid out or distributed(5) ($)
Scott Perry	93,649	6.71	March 6, 2027	284,693	325,131	2,157,729	1,233,787
	155,316	12.52	May 12, 2028	-
	192,774	12.22	March 5, 2029	-
Darren Millman	52,995	6.77	March 6, 2026	157,925	91,000	452,714	1,042,998
	110,274	6.71	March 6, 2027	335,233
	68,914	12.52	May 12, 2028	-
	81,660	12.22	March 5, 2029	-
Daniel Desjardins	45,572	6.05	March 3, 2023	168,616	100,841	565,041	725,059
	49,824	7.32	March 7, 2024	121,072
	56,194	6.77	March 6, 2026	167,458
	52,221	6.71	March 6, 2027	158,752
	65,861	12.52	May 12, 2028	-
	78,805	12.22	March 5, 2029	-
Dennis Kwong	109,197	5.04	March 3, 2022	514,318	70,437	334,918	768,718
	101,468	6.05	March 3, 2023	375,432
	98,098	7.32	March 7, 2024	238,378
	111,071	6.77	March 6, 2026	330,992
	100,276	6.71	March 6, 2027	304,839
	55,494	12.52	May 12, 2028	-
	66,270	12.22	March 5, 2029	-
Yousef Rehman	31,606	6.77	March 6, 2026	94,186	67,194	322,188	698,325
	71,419	6.71	March 6, 2027	217,114
	52,445	12.52	May 12, 2028	-
	62,745	12.22	March 5, 2029	-

(1)	For each NEO, the figure for Share-based awards includes PSUs and Employee RSUs, including any additional PSUs & RSUs granted as a result of dividend distributions.

(2)	In accordance with the terms of the Option Plan, Options which expire during or within ten (10) days immediately following a trading blackout period, shall expire on the later of its expiration date and ten (10) days immediately following the expiration of the blackout period.

(3)	The amount in this column is the difference between the closing price on the TSX of the Shares underlying Options on December 31, 2021, which was $9.75, and the exercise price of the Options multiplied by the number of Options (whether or not such Options are vested as of the date of this Circular).

(4)	The market value of PSUs is based upon the market price of the Shares (calculated to be the five-day VWAP in Canadian dollars, of the Shares on the TSX) and an adjustment factor determined based on Share performance (for the applicable performance period) relative to the S&P/TSX Global Gold CAD$ TRIV Index as at December 31, 2021 (being the last trading day of 2021). The market value of Employee RSUs that have not vested is based on the closing price of the Shares on December 31, 2021, which was $9.75.

(5)	These amounts relate to (A) PSUs which vested on December 31, 2021, and (in accordance with the applicable plan text) are calculated using the 5-day VWAP , in Canadian dollars, of the Shares on the TSX, being $9.69 and Centerra’s Share performance relative to the S&P/TSX Global Gold CAD$ TRIV as of the vesting date of December 31, 2021; and (B) all Employee RSUs which have vested on or prior to December 31, 2021, which have not been redeemed by participants and which have been valued using the closing value of the Shares on December 31, 2021 ($9.75) As noted elsewhere in this Circular, Employee RSUs can only be redeemed by eligible employees for Centerra Shares. Pursuant to the RSU Plan, such participants can redeem vested Employee RSUs at any time for Shares up until one year following their termination date with Centerra. No RSUs were redeemed in 2021 by Messrs. Millman, Desjardins, Kwong or Rehman. Mr. Perry redeemed all the outstanding vested units of his 2019 and 2020 grants.

Value Vested or Earned During the Year

The following table sets out incentive plan awards which have vested or been earned during the year ended December 31, 2021.

Executive	Option-based awards — Value Vested During the Year(1) ($)	Share-based awards — Value Vested During the Year(2)(3) ($)	Non-equity incentive plan compensation — Value Earned During the Year ($)
Scott Perry	1,138,614	3,567,309	929,688
Darren Millman	502,796	1,042,998	411,840
Daniel Desjardins	206,314	725,059	397,440
Dennis Kwong	402,156	768,718	305,500
Yousef Rehman	355,947	698,325	289,250

(1)	Represents the aggregate dollar value that would have been realized in 2021 if Options had been exercised on the applicable vesting date. The value was determined by calculating the difference between the closing price on the TSX, in Canadian dollars, of the Shares underlying the Options on the vesting date and the exercise price of the Options multiplied by the number of Options vested.

(2)	These amounts relate to (A) PSUs which vested on December 31, 2021 and (in accordance with the applicable plan text) are calculated using the five-day VWAP, in Canadian dollars, of the Shares on the TSX, being $9.69 and Centerra’s Share performance relative to the S&P/TSX Global Gold CAD$ TRIV as of the vesting date of December 31, 2021; and (B) Employee RSUs (including units received as a result of a dividend payment) which vested during 2021, which have been valued using the market value of the Shares on the applicable vesting dates – February 10, 2021 - $14.20, March 12, 2021 - $12.49, March 15, 2021 - $12.77, April 6, 2021 - $11.58, June 10, 2021 – 10.09, September 8, 2021 - $9.02, December 3, 2021 - $9.09. As March 13, 2021 was not a trading day, market value is as of Friday March 12, 2021, being the most recent trading day prior to the vesting date. See footnote (3) for further breakdown of the Employee RSUs. As noted elsewhere in this Circular, Employee RSUs can only be redeemed by eligible employees for Shares.

(3)	Mr. Perry had 184,176 RSUs vest during 2021, and subsequently redeemed all vested RSUs in 2021; Mr. Millman had 39,020 RSUs vest in 2021; Mr. Desjardins had 34,883 RSUs vest in 2021; Mr. Kwong had 26,216 RSUs vest in 2021; Mr. Rehman had 23,215 RSUs vest in 2021. Pursuant to the RSU Plan, such participants can redeem vested Employee RSUs at any time for Shares up until one year following their termination date with Centerra.

Supplementary Executive Retirement Plan

The following table sets out the accumulated value of each NEO’s SERP at the beginning of 2021, the contributions made with respect to 2021 earnings (but paid in 2022) and the accumulated value as of December 31, 2021. Annual contributions to the SERP are twelve percent (12%) of eligible earnings, where eligible earnings are defined as the prior year’s base salary paid plus annual bonus incentive, capped at the target incentive value.

Executive	Accumulated Value at Beginning of 2021(1) ($)	Contribution Earned in Respect of 2021(2) ($)	Accumulated Value at End of 2021(1) ($)
Scott Perry	982,050	216,563	1,198,613
Darren Millman	440,978	111,197	552,175
Daniel Desjardins	100,800	107,309	208,109
Dennis Kwong	764,513	93,056	857,569
Yousef Rehman	226,560	88,110	314,670

(1)	Since these are self-administered RCA Trusts, investment income is not included in these amounts.

(2)	Contributions made in respect of 2021 were based on eligible earnings in 2021 and paid in 2022.

Termination and Change of Control Benefits

The following is a description of the incremental termination and change of control benefits provided to each of the NEOs pursuant to the terms of the Company’s incentive plans and their respective employment agreements with the Company. The Company’s plans and the employment agreements have a “double trigger” meaning that the benefits set out below are only triggered if both of the following events occur: (i) a change of control; and (ii) a termination without cause or a resignation for “good reason” following a change of control. A change of control itself will not trigger any of the benefits set out below.

“Just Cause”, “Good Reason”, and “Change of Control” are defined in an NEO’s employment agreement. Resignation for “good reason” is defined in the NEO employment agreements to mean (i) a material downward change in the NEO’s responsibilities or principal position; (ii) a 5% or more reduction in the NEO’s base salary or total compensation (except if reduction is related to failure to meet performance targets); (iii) a required relocation anywhere other than the metropolitan area of the NEO’s current office location; or (iv) failure to continue any material benefit available under the Company’s executive benefit program or the SERP, except to the extent that the benefits are discontinued because they can no longer be obtained by the Company at a reasonable cost.

Type of Termination	Severance	Annual Incentive Plan (Bonus)	Options	PSUs	Employee RSUs	Benefits	SERP
Termination without Just Cause or Good Reason(1)	Lump sum equal to base salary and target annual incentive for 24 months.	Bonus for the current year is prorated to the termination date (based on corporate performance assumed at target, if it cannot be determined, and based on personal performance at not less than meets expectation).	All options that would have vested during the 24 months following the termination date immediately vest as of the termination date and remain exercisable for a period of 90 days.	PSUs are pro rated(2) to, and paid on, the termination date(2), and are subject to an adjustment factor equal to the adjustment factor at the termination date or 1.0, whichever is lower.	All RSUs vest immediately on the termination date.	Benefits continue for a 24-month period following termination. If benefits cannot be provided, the NEO receives a payment in lieu of benefits.	Contributions continue for a 24-month period following termination.
Termination without Just Cause or Good Reason within 24 months of a Change of Control(1)	Lump sum equal to base salary and target annual incentive for 24 months.	Bonus for the current year is prorated to the termination date (based on corporate performance assumed at target, if it cannot be determined, and based on personal performance at not less than meets expectation).

All options immediately vest and remain exercisable for a period of 90 days.

If options cannot vest or become exercisable during such 90-day period, the payment of a lump sum equal to the “in-the-money” value of the options is provided.

				All PSUs held as of the termination date vest immediately and are paid based on actual performance (as defined in the PSU plan) at the time of the change of control or the termination date (whichever is higher).	All RSUs vest immediately on the termination date.	Benefits continue for the 24-month period following termination. If benefits cannot be provided, the NEO receives a payment in lieu of benefits.	Contributions continue for the 24-month period following termination.

(1)	“Just Cause”, “Good Reason”, and “Change of Control” are defined in an NEO’s employment agreement.

(2)	Prorated PSUs means a percentage of outstanding PSUs based on the period from the grant date to the termination date relative to the entire vesting period. For example, if an NEO was terminated without cause 18 months after grant of PSUs, the entitlement would be to (i) for the first vesting period of 24 months, 18/24 of the PSUs that would vest during such vesting period; and (ii) for the second vesting period of 36 months, 18/36 of the PSUs that would vest during such vesting period. For a further discussion on the vesting periods of PSUs, see “Compensation Discussion and Analysis - Performance Share Unit Plan” on page 10.

Each NEO has agreed that, except with advance written consent from Centerra, they will not compete with Centerra for a period of six months (12 months in the case of Mr. Perry) following the cessation of employment or solicit Centerra’s employees or full-time consultants for a period of two years following the cessation of employment. Each NEO has further agreed not to disclose any confidential information after the cessation of employment, to waive all moral rights to any intellectual property in favour of Centerra and that all right, title and interest in any intellectual property and copyright is for the exclusive use of Centerra.

The tables below provide details on the estimated incremental payments, payables and benefits by Centerra to each NEO that would have resulted had the relevant triggering event occurred on December 31, 2021. For equity-based compensation, the values represent the “in-the-money” value of any awards that vest or will become vested as a result of the termination circumstance. The values are based on a Share price of $9.75, being the closing price of the Shares on December 31, 2021.

Termination of Employment Without Cause or Good Reason

Executive	Severance(1) ($)	Annual Incentive Plan(2) ($)	Options(3) ($)	PSUs(4) ($)	Employee RSUs(5) ($)	Benefits ($)	SERP ($)	Total Estimated Incremental Payment ($)
Scott Perry	3,937,500	0	284,693	0	1,935,833	116,191	472,500	6,746,717
Darren Millman	1,853,280	0	128,768	0	354,257	106,191	222,394	2,664,889
Daniel Desjardins	1,788,480	0	52,917	0	470,945	91,884	214,618	2,618,843
Dennis Kwong	1,551,000	0	101,615	0	344,165	105,353	186,120	2,288,253
Yousef Rehman	1,468,500	0	93,437	0	247,260	104,655	176,220	2,090,073

(1)	Severance includes salary and annual incentive plan bonus at target for the severance period (24 months).

(2)	In the case of “Termination without Just Cause or Good Reason” which occurs on December 31, 2021, a NEO would not receive more than the annual incentive plan bonus for all of 2021, which would be calculated based on corporate performance and the individual performance being no less than “meets expectations”. Accordingly, there would be no incremental benefit to a NEO.

(3)	Reflects only Options which would otherwise vest in the 24 months following a termination on December 31, 2021 that are in the money.

(4)	In the case of a “Termination without Just Cause or Good Reason” which occurs on December 31, 2021, a NEO would not receive more than the PSU payment they would have otherwise received for any PSUs which vested at the end of 2021 which is calculated based on an adjustment factor equal to the adjustment factor at December 31, 2021 (the termination date) or 1.0, whichever is lower. Accordingly, there would be no incremental benefit to a NEO.

(5)	In the case of a “Termination without Just Cause or Good Reason”, all unvested Employee RSUs held by the NEO on the NEO’s termination date shall immediately vest.

Termination without Cause or Good Reason Following a Change of Control

Executive	Severance(1) ($)	Annual Incentive Plan(2) ($)	Options(3) ($)	PSUs(4) ($)	Employee RSUs(5) ($)	Benefits ($)	SERP ($)	Total Estimated Incremental Payment ($)
Scott Perry	3,937,500	0	284,693	221,896	1,935,833	116,191	472,500	6,968,612
Darren Millman	1,853,280	0	128,768	98,457	354,257	106,191	222,394	2,763,346
Daniel Desjardins	1,788,480	0	52,917	94,096	470,945	91,884	214,618	2,712,939
Dennis Kwong	1,551,000	0	101,615	79,283	344,165	105,353	186,120	2,367,537
Yousef Rehman	1,468,500	0	93,437	74,928	247,260	104,655	176,220	2,165,001

(1)	Severance includes salary and annual incentive plan bonus at target for the severance period (24 months).

(2)	In the case of “Termination without Just Cause or Good Reason within 24 months of a Change of Control” which occurs on December 31, 2021, a NEO would not receive more than the annual incentive plan bonus for all of 2021, which would be calculated based on corporate performance and the individual performance being no less than “meets expectations”. Accordingly, there would be no incremental benefit to a NEO.

(3)	Reflects only those unvested Options, which would accelerate in these circumstances that are in the money.

(4)	In the case of “Termination without Just Cause or for a Good Reason within 24 months of a Change of Control”, all unvested PSUs vest based on actual performance as of December 31, 2021.

(5)	In the case of a “Termination without Just Cause or Good Reason, within 24 months of a Change of Control”, all unvested Employee RSUs held by the NEO on the NEO’s termination date shall immediately vest.

Director Compensation

Only directors who are not employees of Centerra are paid for serving as directors of Centerra. Every two years, the HRC Committee, with the advice of an independent compensation consultant, reviews the compensation paid to Centerra’s Board members in order to ensure that it is in line with its comparator group companies. The most recent director compensation review was carried out in 2021, and accordingly the next review will be carried out in 2023. Director compensation is currently comprised of the following components:

(a)	an annual retainer of $175,500 (other than the Chair and Vice Chair), a portion of which (currently, a minimum of $115,000) must be taken as equity-based compensation in the form of DSUs and/or Director RSUs;

(b)	fees for serving as a chair of a Board committee — $25,000 for serving as chair of the Audit Committee, $20,000 for serving as Chair of the HRC Committee, $10,000 for serving as chair of the Nominating and Corporate Governance Committee and $15,000 for serving as chair of any other committee (other than the Special Committee);

(c)	attendance fee of $1,500 for each Board or regular committee meeting that they attend;

(d)	members of the Special Committee receive compensation of $1,500 per meeting. The chair of the Special Committee is the Vice Chair and does not receive any additional annual retainer for acting in this capacity; and

(e)	for directors not resident where the Board meeting is physically occurring, a travel allowance of $1,500 per trip within North America, and $4,500 in the case of travel outside North America is provided.

The Chair receives an annual retainer of $310,000, of which at least $200,000 must be taken in the form of DSUs and/or Director RSUs. The Vice Chair receives an annual retainer of $280,000, of which at least $180,000 must be taken in the form of DSUs and/or Director RSUs.

In addition, directors also receive a per diem amount of $1,500 for international travel made at the request of the Chair or the President and CEO of Centerra. This does not apply for regularly scheduled Board meetings.

Mr. Perry, the President and CEO of Centerra, who is also a NEO, does not receive any compensation for his services as director.

None of the directors receive any non-equity incentive plan compensation or any pension related compensation.

The table below sets out compensation earned by directors in 2021.

	Fees Earned in 2021(1)
Name(2)	Cash Portion of Fees Earned(3) ($)	Percent of Total Fees Earned (%)	Share-based Portion of Total Fees Earned — Paid as DSUs(4) ($)	Percent of Total Fees Earned (%)	Share-based Portion of Total Fees Earned — Paid as Director RSUs(4) ($)	Percent of Total Fees Earned (%)	All Other Compensation ($)	Total ($)
Tengiz Bolturuk	4,500	9%	2,633	5%	41,243	85%	-	48,375
Richard Connor	148,000	56%	-	-	115,500	44%	-	263,500
Dushenaly Kasenov	81,000	41%	-	-	115,500	59%	-	196,500
Maksat Kobonbaev	38,240	48%	-	-	41,849	52%	-	80,089
Nurlan Kyshtobaev	47,384	32%	-	-	102,763	68%	-	150,147
Michael Parrett	150,500	43%	-	-	200,000	57%	-	350,500
Jacques Perron	118,500	51%	-	-	115,500	49%	-	234,000
Sheryl Pressler	128,500	53%	-	-	115,500	47%	-	244,000
Bruce Walter	57,000	17%	280,000	83%	-	-	-	337,000
Paul Wright	96,000	44%	72,000	33%	48,000	22%	-	216,000
Susan Yurkovich	77,000	30%	175,500	70%	-	-	-	252,500

(1)	Percentages in this table may not add to 100% due to rounding. Figures represent the amounts earned during 2021 – a portion of the compensation (earned in respect of the fourth quarter of 2021) was not paid to directors until early 2022.

(2)	This reflects all directors in 2021. Mr. Tengiz Bolturuk and Mr. Maksat Kobonbaev were directors in 2021 until May 16, 2021 and May 11, 2021, respectively.

(3)	The cash portion of the fees earned includes the cash portion of a director’s retainer, meeting fees and fees for acting as a chair (where applicable).

(4)	This figure includes the intended value of DSUs or Director RSUs awarded as a result of fees earned during 2021. The number of DSUs or Director RSUs actually awarded in respect of the fees earned during 2021 is equal to the dollar amount of fees earned divided by the VWAP of Centerra’s Shares on the TSX for the five trading days immediately preceding the date of the award. In the case of Director RSUs and DSUs which were earned and subsequently vested and redeemed in 2021, the value above reflects the intended value of the Director RSU and DSU grants and not the actual amount paid out upon redemption, which amounts can be found in the table “Directors Incentive Plan Awards (Value Vested During 2021)”.

Deferred Share Unit Plan

Centerra has established a Deferred Share Unit Plan (the “DSU Plan”) for non-executive directors to receive a portion of their director’s compensation as deferred share units (“DSUs”). As DSUs are received as compensation for services in lieu of cash remuneration, they represent an investment by directors in Centerra similar to Share ownership. Directors may elect to receive all or a portion of their director’s compensation (as specified by the Board from time to time) as equity-based compensation in the form of DSUs, Director RSUs, or a combination of both and such units are granted using the five-day VWAP of the Shares as at the time of the grant. Centerra believes that this plan aligns the interest of these directors with those of the shareholders. Directors who are officers of Centerra or Centerra subsidiaries do not receive DSUs (or Director RSUs) for serving as directors.

While serving as a director, DSUs cannot be redeemed. DSUs are redeemed in full by the director no later than December 15 in the calendar year that immediately follows the calendar year of termination of Board service. DSUs of directors who are United States citizens or resident aliens in the United States are redeemed in full on the 30th day following separation from service. In all cases, each DSU represents the right of the director to receive, after termination of all positions with Centerra, the market value of the DSUs equal to the weighted average of the closing price of Centerra’s Shares on the TSX for the five trading days immediately preceding the payout date. If a dividend is paid on the Shares, each director will be allocated additional DSUs equal in value to the dividend multiplied by the number of DSUs held by the director.

Amended and Restated Restricted Share Unit Plan – Director RSUs

Director RSUs

The RSU Plan is part of Centerra’s compensation arrangements available for directors, officers and eligible employees of Centerra and its subsidiaries and is intended to encourage directors, and eligible employees to participate in the long-term success of the Company and to align their interests with the interests of shareholders.

From time to time, the Board will specify the proportion of a director’s remuneration that is required to be taken in equity-based compensation in the form of Director RSUs under the RSU Plan, DSUs under the existing DSU Plan (described above), or a combination of both. Under the RSU Plan (and the DSU Plan), directors shall elect the percentage of their remuneration to be received in the form of Director RSUs or DSUs once each calendar year but prior to December 31 in the calendar year preceding the calendar year to which the election will apply. U.S. directors must also elect the redemption date for their Director RSUs at such time. All Director RSUs awarded to directors’ vest immediately and will expire one year following the eligible participant’s termination date. Non-US directors can elect to redeem their Director RSUs at any time after grant.

The number of Director RSUs to be granted to each individual shall be determined by dividing (a) the intended value of the director remuneration by (b) the market value (the VWAP of Centerra’s Shares on the TSX for the five trading days immediately prior to the grant day) of a Share as at the grant date, rounded to the nearest whole of a Director RSU. If a dividend is paid on the Shares, each participant will be allocated additional Director RSUs equal in value to any dividend paid on the Shares multiplied by the number of Director RSUs held by the participant, divided by the market value of the Shares.

Upon redemption, Centerra shall: (A) issue from treasury one Share for each whole vested Director RSU being redeemed; or (B) at the election of the participant, pay to the participant an amount equal to: (i) the number of vested Director RSUs being redeemed multiplied by (ii) the market value of a Share as at the redemption date minus (iii) applicable withholding taxes; or (C) a combination of (A) and (B), at the election of the participant.

If a director participant in the RSU Plan ceases to be a director of Centerra (and has no continuing employment relationship with Centerra), that individual will have a period of one year following his or her termination date to redeem Director RSUs.

Administration of the RSU Plan

Under the RSU Plan, a maximum of four million (4,000,000) Shares are available for issuance, provided that Shares reserved for issuance pursuant to RSUs (meaning Employee, Discretionary and Director RSUs) which are cancelled, terminated without having been redeemed, or are redeemed for cash, will again be available for issuance under the RSU Plan, except that Shares underlying an RSU granted prior to December 8, 2016 which are redeemed for cash will not again be available for issuance under the RSU Plan. Under no circumstances may the RSU Plan, together with all of Centerra’s other security-based compensation arrangements, result in (a) the number of Shares issuable pursuant to the RSUs and/or other units or stock options to any one person exceeding 5% of the outstanding Shares; or (b) the number of Shares (i) issuable to insiders at any time or (ii) issued to insiders within any one-year period, exceeding 10% of the outstanding Shares.

If a participant under the RSU Plan dies, the legal representatives of the estate of such participant may elect the redemption date of the RSUs and in the case of Director RSUs, whether to receive cash or Shares on the redemption. RSUs are not transferable or assignable other than by will or the laws of descent and distribution.

The RSU Plan is administered by the HRC Committee, subject to the HRC Committee reporting to the Board of Directors on all matters requiring approval of the Board of Directors. The HRC Committee has the authority, in the case of specified capital reorganizations affecting the Company, to determine appropriate equitable adjustments, if any, to be made under the RSU Plan, including adjustments to the number of securities which have been authorized for issuance under the RSU Plan, the number of securities subject to the RSUs and the number of RSUs outstanding. The HRC Committee also reserves the right to amend, suspend or terminate the RSU Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). The HRC Committee may make certain amendments to the RSU Plan without seeking shareholder approval, such as housekeeping amendments, amendments necessary to comply with law, amendments to meet changes in tax law, amendments to the vesting provisions of the RSU Plan or any RSU, amendments to the termination or early termination provisions of the RSU Plan or any RSU and amendments necessary to suspend or terminate the RSU Plan. However, shareholder approval is required for: (i) amendments to increase the number of Shares issuable under the RSU Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage; (ii) amendments to remove or exceed the insider participation limits; (iii) amendments extending the term of a RSU or any rights pursuant thereto held by an insider beyond its original expiry date; (iv) amendments to increase the limits previously imposed on non-employee director participants; (v) amendments which would allow for the transfer or assignment of RSUs under the RSU Plan other than for normal estate settlement purposes; (vi) amendments to the amendment provisions of the RSU Plan; (vii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange). If the RSU Plan is terminated, its provisions will continue as long as RSUs or rights remain outstanding.

Directors’ Share Ownership

Centerra has established a Share ownership policy for its non-executive directors of Shares requiring a value equal to three times such director’s annual retainer (from time to time), to be acquired within a period of five years of becoming a director. When a director receives an increase in annual retainer, which would result in an increase to ownership requirement, the director has five years from the date of such increase to achieve the incremental Share ownership requirement.

Mr. Perry, as President and CEO, is not remunerated for his service on the Board and, as a result, is not subject to the minimum ownership requirement that applies to non-executive directors of Centerra. However, he is subject to the minimum ownership requirements that apply to executives of Centerra. See “Executive Share Ownership” on page 13.

Since the value of DSUs and Director RSUs are tied directly to Centerra’s Share price, DSUs and Director RSUs count toward the achievement of these ownership levels, in addition to Shares themselves. DSUs and Director RSUs are Share units which have already been earned by directors and are not contingent on future conditions, including performance or time vesting.

When calculating the value of the Share ownership of directors, Shares held are valued at the higher of cost (“Book Value” for Shares) and the current fair market value (based on a five-day VWAP, the “Market Value” for Shares). DSUs and Director RSUs are valued at the greater of the fair market value at the date of award/grant (the “Book Value” for DSUs and Director RSUs) and the current fair market value (based on a five-day VWAP, the “Market Value” for DSUs and Director RSUs).

Directors Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

Director incentive plan awards take the form of DSUs and Director RSUs. The following sets out Share-based awards (DSUs and Director RSUs) as of December 31, 2021 for all non-executive directors in 2021. DSUs do not vest until the director ceases to hold any positions with the Company. Director RSUs vest immediately but are redeemed and paid at the election of the directors. The following sets out only those DSUs and Director RSUs which remained outstanding as of December 31, 2021 and were not redeemed in 2021. DSUs and Director RSUs redeemed during 2021 are found in the next table. Non-executive directors of Centerra do not have any option-based awards or any non-equity incentive plan compensation.

	Share-based Awards(1)
	Number of Shares or Units of Shares that have not vested (DSUs) (#)	Market or Payout value of Share- based awards (DSUs) that have not vested ($)(2)	Number of Shares or Units of Shares that have vested (Director RSUs) (#)	Market or Payout value of vested Share- based awards (Director RSUs) not paid out or distributed ($)(2)
Tengiz Bolturuk	-	-	-	-
Richard Connor	60,342	588,336	2,979	29,045
Dushen Kasenov	-	-	12,057	117,556
Nurlan Kyshtobaev	-	-	7,990	77,903
Maksat Kobonbaev(3)	-	-	-	-
Michael Parrett	-	-	125,972	1,228,227
Jacques Perron	-	-	-	-
Sheryl Pressler	33,224	323,930	2,979	29,045
Bruce Walter	205,393	2,002,582	30,520	297,570
Paul Wright	10,760	104,914	7,168	69,888
Susan Yurkovich	72,828	710,073

(1)	Share-based awards for director compensation can be either in the form of DSUs or Director RSUs. Director RSUs vest immediately upon their grant by the Company but are not paid out or distributed until the director elects a redemption date, which date can be during the time when he or she continues to act as a director of Centerra. In contrast, DSUs do not vest until they are redeemed in accordance with their terms and cannot be redeemed until the director no longer holds a position with Centerra or its subsidiaries. Despite the differences in vesting, both Director RSUs and DSUs represent earned compensation for directors as there is no further performance requirement to be achieved.

(2)	The value of DSUs and Director RSUs was determined by multiplying the number of DSUs and Director RSUs held by a director by the closing price on the TSX of Centerra’s Shares on December 31, 2021, which was $9.75.

(3)	Mr. Tengiz Bolturuk and Mr. Maksat Kobonbaev were directors in 2021 until May 16, 2021 and May 11, 2021, respectively.

Directors Incentive Plan Awards (Value Earned During 2021)

Director Deferred Share Units

No DSUs were redeemed during 2021 by directors.

Director Restricted Share Units

All Director RSUs are vested immediately upon grant by the Company and can be redeemed at any time thereafter in accordance with its terms (See “Director Compensation - Amended and Restated Restricted Share Unit Plan – Director RSUs” on page 21). The following table sets out Director RSUs which were redeemed for cash or Shares in 2021 by current directors:

Director Name	Redemption Date	Director RSUs Redeemed (#)	Gross Redemption Amount(1) ($)	Market Value ($)
Dushenaly Kasenov	March 23, 2021	9,080	111,684	12.30
Jacques Perron	March 31, 2021	2,641	28,866	10.93
	June 30, 2021	2,973	28,868	9.71
	September 30, 2021	3,300	28,875	8.75
	December 31, 2021	2,979	28,867	9.69
Richard Connor	February 14, 2021	1,917	26,570	13.86
	May 15, 2021	2,641	23,056	8.73
	August 14, 2021	2,973	27,560	9.27
	November 14, 2021	3,300	34,914	10.58
Sheryl Pressler	February 14, 2021	1,917	26,570	13.86
	May 15, 2021	2,641	23,056	8.73
	August 14, 2021	2,973	27,560	9.27
	November 14, 2021	3,300	34,914	10.58

(1)	Gross Redemption Amount is determined by multiplying the number of Director RSUs redeemed by the market value of Shares as at the Redemption Date, being the VWAP, in Canadian dollars, of the Shares on the TSX, for the five trading days immediately before the Redemption Date. Amounts in the number of Director RSUs redeemed are rounded and therefore the “Gross Redemption Amount” may not reconcile precisely. The amounts reflected above do not differentiate between RSUs awarded in cash or Shares. The “Gross Redemption Amount” does not reflect whether a director received cash or Shares in respect of the redeemed Director RSUs.

The following Director RSUs were redeemed for cash or Shares in 2021 by individuals who were directors of Centerra during 2021:

Director Name	Termination Date (Date when ceased being a Director)	Redemption Date	Director RSUs Redeemed (#)	Gross Redemption Amount(1) ($)	Market Value ($)
Tengiz Bolturuk	May 16, 2021	March 1, 2021	840	11,231	13.37
		March 31, 2021	3,773	41,239	10.93
Maksat Kobonbaev	May 11, 2021	March 3, 2021	2,776	35,033	12.62
		March 30, 2021	3,249	35,609	10.96
		August 5, 2021	1,649	16,408	9.95
		August 10, 2021	1,000	9,640	9.64
		September 3, 2021	2,467	23,437	9.50
		September 8, 2021	2,032	18,959	9.33

(1)	Gross Redemption Amount is determined by multiplying the number of Director RSUs redeemed by the market value of Shares as at the Redemption Date, being the VWAP, in Canadian dollars, of the Shares on the TSX, for the five trading days immediately before the Redemption Date. Amounts in the number of Director RSUs redeemed are rounded and therefore the “Gross Redemption Amount” may not reconcile precisely. The “Gross Redemption Amount” does not reflect whether a director received cash or Shares in respect of the redeemed Director RSUs.